UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Stephen P. Malia
   100 S. Saunders Road
Suite 300
   IL, Lake Forest 60045
2. Issuer Name and Ticker or Trading Symbol
   IMC Global Inc. (IGL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   1/2/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Human Resources
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Cmmn Stck, $1.00 par|1/2/ 2|      |A   | |15000             |A  |N/A        |15000 1            |D     |                           |
 value              |003   |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stck, $1.00 p|      |      |    | |                  |   |           |9407 2             |D     |                           |
ar value            |      |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stk, $1.00 pa|      |      |    | |                  |   |           |7500 3             |D     |                           |
r value             |      |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $1.00 |      |      |    | |                  |   |           |7019 4             |D     |                           |
par value           |      |      |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Non-qualified|$10.76  |1/2/ 20|      |A   | |60000      |A  |5    |1/2/2|Common Stock|60000  |       |60000       |D  |            |
 stock option|        |03     |      |    | |           |   |     |013  |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Non-qualified|$10.7100|       |      |    | |           |   |6    |11/5/|Common Stock|       |       |80000       |D  |            |
 stock option|        |       |      |    | |           |   |     |2011 |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Non-qualified|$13.55  |       |      |    | |           |   |7    |2/28/|Common Stock|       |       |60000       |D  |            |
 stock option|        |       |      |    | |           |   |     |2011 |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Non-qualified|$15.0625|       |      |    | |           |   |8    |3/30/|Common Stock|       |       |73800       |D  |            |
 stock option|        |       |      |    | |           |   |     |2010 |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Non-qualified|$15.0312|       |      |    | |           |   |9    |2/22/|Common Stock|       |       |20000       |D  |            |
 stock option|        |       |      |    | |           |   |     |2010 |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Non-qualified|$18.4062|       |      |    | |           |   |10   |1/14/|Common Stock|       |       |30000       |D  |            |
 stock option|        |       |      |    | |           |   |     |2010 |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Grant of 15,000 shares of restricted common stock of which one-third of these shares shall be attainable on each of January 2, 2004, January 2, 2005, and January 2, 2006.
2. Grant of 11,000 shares of restricted common stock of which one-third has vested; the remaining two-thirds will vest in one-third increments on each of November 5, 2003, and November 5, 2004.
3. Grant of 7,500 shares of restricted common stock of which one-third has vested; the remaining two-thirds will vest in one-third increments on each of February 28, 2003, and February 28, 2004.
4. Grant of 10,552 shares of restricted common stock of which two-thirds have vested; the remaining one-third will vest on March 30, 2003.
5. One-third of these options will become exercisable on each of January 2, 2004, January 2, 2005, and January 2, 2006.
6. One-third of these options is currently exercisable; the remaining two-thirds will become exercisable on each of November 5, 2003, and November 5, 2004.
7. One-third of these options is currently exercisable; the remaining two-thirds will become exercisable on each of February 28, 2003, and February 28, 2004.
8. Two-thirds of these options are currently exercisable; the remaining one-third will become exercisable on March 30, 2003.
9. Option grant on February 22, 2000, of the right to purchase 20,000 shares of common stock which are fully exercisable on February 22, 2005, and may be exercisable earlier as follows: 6,667 options are exercisable on the date which the fair market value of the common stock equals at least $20.00 per share; 6,667 options are exercisable on the date which the fair market value of the common stock equals at least $22.50 per share; and 6,666 options are exercisable on the date which the fair market value of
10. Two-thirds of these options are currently exercisable; the remaining one-third will become exercisable on January 14, 2003.
SIGNATURE OF REPORTING PERSON
Stephen P. Malia
Stephen P. Malia